U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05583                               January 23, 2003


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Strategic Income Securities Fund
(Franklin Strategic Income Investments Fund)
Franklin S&P 500 Index Fund
Franklin Small Cap Value Securities Fund
(formerly called Franklin Value Securities Fund)
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund (formerly called Small Cap Fund)
Franklin Aggressive Growth Securities Fund
Franklin Technology Securities Fund
Templeton Global Asset Allocation Fund
(formerly called Templeton International Securities Fund)
Templeton Foreign Securities Fund (formerly called Templeton International Securities Fund)
Mutual Discovery Securities Fund
Mutual Shares Securities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403







                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
January 23, 2003







Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ KIMBERLY H. MONASTERIO
-----------------------------------
Kimberley H. Monasterio
Principal Accounting Officer







                                                                    Attachment I


Fund                                                            Period Covered
-------------------------------------------------------------------------------

Franklin Templeton Variable Insurance Products Trust
FTVIPT - Strategic Income Investments Fund    August 1, 2002 - October 31, 2002
FTVIPT - S&P 500 Index Fund                   August 1, 2002 - October 31, 2002
FTVIPT - Value Securities Fund                August 1, 2002 - October 31, 2002
FTVIPT - Rising Dividends Fund                August 1, 2002 - October 31, 2002
FTVIPT - Small Cap Fund                       August 1, 2002 - October 31, 2002
FTVIPT - Aggressive Growth Fund               August 1, 2002 - October 31, 2002
FTVIPT - Technology Fund                      August 1, 2002 - October 31, 2002
FTVIPT - Templeton Global Asset
Allocation Fund                               August 1, 2002 - October 31, 2002
FTVIPT - Templeton Foreign
Securities Fund                               August 1, 2002 - October 31, 2002
FTVIPT - Mutual Discovery Fund                August 1, 2002 - October 31, 2002
FTVIPT - Mutual Shares Securities Fund        August 1, 2002 - October 31, 2002


Franklin Value Investors Trust
Franklin MicroCap Value Fund                February  1, 2002 - October 31, 2002
Franklin Value Fund                         February  1, 2002 - October 31, 2002
Franklin Large Cap Growth Fund              February  1, 2002 - October 31, 2002
Franklin Balance Sheet Investment Fund      October   1, 2002 - October 31, 2002


Franklin Investors Securities Trust
Franklin Convertible Securities Fund        October  1,  2002 - October 31, 2002
Franklin Equity Income Fund                 October  1,  2002 - October 31, 2002


Franklin AGE High Income Fund               August  1,  2002 -  October 31, 2002
Franklin Universal Trust                    October 1, 2002 - October 31, 2002
Franklin Strategic Mortgage Portfolio       October 1,  2002  - October 31, 2002